SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

May 10, 2007

 NNO – TSX

NTO – AMEX

NORTHERN ORION REPORTS FIRST QUARTER 2007 RESULTS

Northern Orion recorded net earnings of $9,525,000 ($0.06 basic earnings per share) for the three months ended March 31, 2007 (“Q1 2007”) compared with net earnings of $21,469,000 ($0.14 basic earnings per share) for the three months ended March 31, 2006 (“Q1 2006”).

•

The Company’s share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) from Alumbrera was $12,954,000 ($0.08 per share) compared to $32,655,000 ($0.22 per share) for Q1 2006.

•

Equity earnings from Alumbrera were $7,931,000 ($0.05 per share) in Q1 2007, compared to $21,409,000 ($0.14 per share) for Q1 2006.

•

The Company received $50 million in distributions from Alumbrera during the quarter.

•

The Company’s share of royalty expenses at Alumbrera increased by $9,681,000 in Q1 2007 compared to Q1 2006.  Under a royalty agreement with Yacimientos Mineros de Agua de Dionisio, the royalty is payable when a distribution to Alumbrera shareholders is made.

•

Average realized copper price was $2.97 per pound and average realized gold price was $652 per ounce in Q1 2007 ($3.25 and $577 in Q1 2006 respectively).  The average realized copper price was slightly above the spot price of $2.69 per pound in Q1 2007 due to positive price adjustments on final settlement of certain sales in the second half of 2006.

•

The Company’s share of Alumbrera sales in Q1 2007 was 10,092,000 pounds of copper and 13,330 ounces of gold (11,160,000 pounds and 17,170 ounces in Q1 2006 respectively).

•

At March 31, 2007, the Company had a cash position of $230,005,000.

Teleconference call details

Northern Orion will host a telephone conference call on Thursday 10 May 2007 at 1:00 p.m. Pacific (4:00 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.

The conference call will be archived for later playback until May 17, 2007 and can be accessed by dialing 1-800-319-6413 or 1-604-638-9010 and using the passcode 4833#.

Results of Operations for the three months ended March 31, 2007

The following table sets forth selected consolidated financial information for the first quarters of 2007 and 2006 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations	First quarter
	2007	2006
Equity earnings of Minera Alumbrera Ltd.	$7,931	$21,409
Expenses
Foreign exchange gains (losses)	944	(10)
Office and administration	(747)	(656)
Professional and consulting	(511)	(506)
Property maintenance and exploration	(615)	(43)
Interest and other income	2,523	1,275
Net earnings for the period	$9,525	$21,469
Earnings per share - basic	$0.06	$0.14
Earnings per share - diluted	$0.05	$0.12
Weighted average shares outstanding ('000s)
Basic	153,207	149,376
Diluted	178,214	176,536

Alumbrera operations

During the three months ended March 31, 2007, the Company recorded equity earnings of $7,931,000, a 63% decrease from the same period in 2006.  The decrease is primarily due to lower copper and gold grades mined in Q1 2007 compared to Q1 2006, slightly lower copper prices in Q1 2007, and higher costs experienced in Q1 2007.  The cost increases included significantly higher royalty payments.  These factors are described in greater detail below.

Average realized copper and gold prices in Q1 2007 were 9% lower and 13% higher, respectively, than for the same period in 2006.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a rising copper price environment which was experienced in late Q1 2007, these provisional adjustments on certain sales recognized during the second half of 2006 resulted in a realized price of $2.97 per pound of copper during Q1 2007, slightly higher than the average spot price of $2.69 per pound for the period.  The Company expects positive provisional price adjustments to continue in the second quarter of 2007 as prices have continued to rise strongly.

The average copper grade mined in Q1 2007 was 0.49% compared to 0.63% in Q1 2006.  The lower grade in Q1 2007 was in line with budget expectations as lower-grade zones were mined.  Recoveries of copper were also lower compared to Q1 2006 as a result of stockpile blending and processing of high gypsum content material. Both the lower copper grades and the lower recoveries led to a 20% decrease in copper production during Q1 2007 compared to Q1 2006.  Alumbrera expects to return to 90% recovery rates during the second quarter of 2007.

The average gold grade for Q1 2007 was 0.54 grams per tonne (“g/t”) compared to 0.76 g/t in Q1 2006.  This, combined with lower gold recoveries for the same reasons as lower copper recoveries, resulted in a decrease in gold production of 30% in Q1 2007 compared to Q1 2006.

Higher gold production and prices generally have a positive effect on cash costs per pound of copper net of gold credits, but increased royalties since Q2 2006 have offset the gold factor and have resulted in cash costs per pound of copper (net of gold credits) increasing from negative $0.05 in Q1 2006 to $1.30 in Q1 2007, as discussed fully in Section 3.3.  During Q2 2006, Alumbrera started to accrue for royalties payable to Yacimientos Mineros de Agua de Dionisio (“YMAD Royalty”), a quasi-government mining company which owns and administers all mining prospects in the Farallon Negro district, the region which includes the Alumbrera Mine.  Under a royalty agreement put in place prior to project construction, the YMAD Royalty is equal to 20% of net proceeds after capital recovery and certain other adjustments, and is payable in the fiscal year following the one in which positive net proceeds are realized.  The YMAD Royalty is payable when a distribution to the Alumbrera shareholders is made.  During Q1 2007, Alumbrera made a $400 million distribution to its shareholders (of which the Company’s share is $50 million).  As a result, an YMAD Royalty expense was recognized in Q1 2007.

The YMAD Royalty is in addition to a royalty which the Alumbrera Mine already pays to the Province of Catamarca.  The Company’s share of total royalties was higher by $9,681,000 compared to Q1 2006.

The following is a summary of Northern Orion’s 12.5% proportional share of Alumbrera’s operations for the three months ended March 31, 2007 and 2006:

Table 2

Company's 12.5% proportional share of Alumbrera operations

	First quarter
	2007	2006
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)
EBITDA (1)	$12,954	$32,655
Equity earnings	$7,931	$21,409
EBITDA, per share (1)	$0.08	$0.22
Equity earnings, per share	$0.05	$0.14
Sales - Copper (pounds)	10,092,000	11,160,000
Gold (ounces)	13,330	17,170
Average realized price
Copper ($ per pound)	$2.97	$3.25
Gold ($ per ounce)	$652	$577
Copper cash costs per pound,	$1.30	$(0.05)
net of gold credits (1)
Key production statistics
Ore mined (tonnes)	835,000	789,000
Ore milled (tonnes)	1,216,000	1,103,000
Grades - Copper (%)	0.49	0.63
Gold (grams/tonne)	0.54	0.76
Recoveries - Copper (%)	82	89
Gold (%)	69	77
Production - Copper (pounds)	10,870,000	13,586,000
Gold (ounces)	14,416	20,756

(1) These are non-GAAP measures as described below.

Recent Developments at Alumbrera

In late March 2007, adverse weather conditions in the Santa Fe province in Argentina resulted in widespread flooding which damaged a section of the rail line used by Minera Alumbrera to transport its concentrate to the port.  As a result, one shipment scheduled for late March was delayed until April, and shipments scheduled in April are expected to be delayed until May, causing Minera Alumbrera to declare “force majeure” on these deliveries.  The rail line was repaired in late April and Minera Alumbrera has lifted the “force majeure” declaration.  Production at the mine site has not been affected by the floods.

Alumbrera Non-GAAP Measures

The Company believes that conventional measures prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a liquidity non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 3

Company's 12.5% proportionate share
(Stated in thousands, except ounce, pound,per ounce and per pound amounts)

	First quarter
	2007	2006
EBITDA Calculation
Revenues from mining activities	$34,755	$42,008
Cash cost of sales	(21,801)	(9,353)
EBITDA	$12,954	$32,655
Interest, taxes,
depreciation and amortization	(5,023)	(11,246)
Equity earnings of Alumbrera	$7,931	$21,409
Cash cost calculation
Gold sales in ounces	13,330	17,170
Average realized price per ounce	$652	$577
Total gold revenues	$8,691	$9,907
Cash cost of sales	21,801	9,353
Net costs after gold credits	13,110	(554)
Copper sales in pounds	10,092,000	11,160,000
Cash cost per pound of copper	$1.30	$(0.05)

Cash costs net of gold credits increased to $1.30 per pound of copper in Q1 2007 from negative $0.05 per pound in Q1 2006.  The primary cause for the increase is the YMAD Royalty as described above, which added $0.96 to the cash cost per pound of copper.  In addition, costs of production have also increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

Agua Rica

In October 2006, the Company received a Feasibility Study Update (“FSU”), prepared by Hatch Ltd. and Amec, as part of the ongoing development of its 100% owned Agua Rica copper-gold-molybdenum project. The FSU assumed the development of the Agua Rica deposit on an independent basis and was based on the 1997 BHP/Northern Orion Initial Feasibility Study and recent additional work undertaken by the Company.  The development plan proposed in the FSU indicated that Agua Rica was technically feasible and economically viable and could be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.  Key results of the FSU are available on www.sedar.com.

During Q1 2007, the Company incurred cash expenditures of $5,563,000 on advancing the Agua Rica project, which included the completion of a detailed environmental and social impacts assessment (“ESIA”) on its Agua Rica project.  The ESIA is expected to be filed with the Argentine authorities in the Q2 2007.  The Company anticipates that the review process for the ESIA will take about nine months.

Corporate

Corporate expenses in the three months ended March 31, 2007 were generally in line with the same period in 2006 except for a foreign exchange gain of $944,000 which was incurred in Q1 2007 as a result of the Company holding approximately 37% of its cash balances in Canadian dollars at March 31, 2007 while the U.S. dollar fell during the quarter.  No significant foreign exchange gains or losses were incurred in Q1 2006.

Property maintenance and exploration of $615,000 in Q1 2007 included expenditures of $574,000 for general exploration on the Company’s properties in the provinces of Mendoza and Neuquén in Argentina.  Exploration costs prior to 2006 were not significant.  The Company commenced a drilling program in these areas during the third quarter of 2006.

Interest income increased from $1,275,000 in Q1 2006 to $2,523,000 in Q1 2007, due to the Company’s average cash balances increasing by approximately 53% compared to Q1 2006, and due to interest rates rising by about 80 basis points over the past 12 months.  At March 31, 2007, $394,000 in interest receivable was included in other receivables on the balance sheet.

In April 2007, the Company granted 2,125,000 stock options with an exercise price of Cdn.$5.18 per share, expiring on April 12, 2014.

Liquidity and Capital Resources

At March 31, 2007, the Company had working capital of $228,816,000 (December 31, 2006 - $176,761,000) and cash and cash equivalents of $230,005,000 (December 31, 2005 - $178,956,000).  Cash balances were up in Q1 2007 mainly due to a cash distribution of $50,000,000 received from Alumbrera in January 2007, and cash of $4,055,000 received from exercise of warrants in March 2007.

The Company had no long-term debt at March 31, 2007, other than asset retirement obligations and royalty and net proceeds interest payable.  At March 31, 2007, the Company also had restricted cash of $250,000 (December 31, 2006 – $360,000) held in a non-interest bearing bank account in Argentina.

Outlook

Copper prices have rebounded strongly and gold prices have continued to increase since December 31, 2006.  The Company anticipates that copper and gold prices will remain strong through the remainder of 2007.  In 2007, the mine plan at Alumbrera calls for the mining of zones that are of overall similar copper grades as that achieved in 2006 (2007 estimate – 0.56%; 2006 actual – 0.56%), and lower gold grades as compared to 2006 (2007 estimate – 0.63 g/t; 2006 actual – 0.71 g/t).  Recovery rates in 2007 for copper and gold are expected to be similar to or slightly lower than in 2006.  The following graphs show the estimated grades and recoveries for copper and gold for each of the quarters in 2007:

The information above is subject to change and is subject to the risk factors described in the Company’s MD&A for the year ended December 31, 2006.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to nine years, which, along with the Company’s current cash balances, could provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.

If so, over the long-term, the Company will be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  There can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970 or info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

May 10, 2007

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer